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                                                                        Rule 425
                                                     Filer:  Greater Bay Bancorp
                                                     Issuer: Greater Bay Bancorp
                                                Commission File Number:  0-25034


                       [BANK OF SANTA CLARA LETTERHEAD]



January 27, 2000



Dear Shareholder:

     Enclosed is a copy of the press release announcing the agreement for Bank of Santa Clara to merge with Greater Bay Bancorp.

     In the future, you will be provided with much more information.

     The immediate impact of the merger is the suspension of our Dividend Reinvestment Program for the dividend to be paid on February 21, 2000.

     Should you have questions, please contact me.


Sincerely,

/s/ Ronald D. Reinartz

Greater Bay Bancorp will file a registration statement on Form S-4 with the SEC in connection with the proposed merger. The registration statement will include a prospectus/proxy statement which will be sent to shareholders of Bank of Santa Clara seeking their approval of the proposed merger. When filed, the registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."